July 30, 2012

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Summit Municipal Funds, Inc.

(File Nos.: 033-50321 / 811-7095)

On Behalf of the T. Rowe Price Summit Municipal Income Fund – Advisor Class and T. Rowe Price Summit Municipal Intermediate Fund – Advisor Class

T. Rowe Price Tax-Free High Yield Fund, Inc.

(File Nos.: 002-94641 / 811-4163)

On Behalf of the T. Rowe Price Tax-Free High Yield Fund – Advisor Class

T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.

(File Nos.: 002-87059 / 811-3872)

On Behalf of the T. Rowe Price Tax-Free Short-Intermediate Fund – Advisor Class

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of July 18, 2012, regarding the post-effective amendments filed pursuant to Rule 485(a) on June 7, 2012 for the above referenced registrants. These post-effective amendments were filed in order to add new Advisor Class shares to the four existing T. Rowe Price funds noted above. Any comments provided with respect to one of the new classes will be applied, if applicable, to the other classes. Your comments and our responses are set forth below.

Comment:

Confirm whether any acquired fund fees and expenses need to be disclosed in the fee tables.

Response:

None of the funds to which the Advisor Class shares are being added invested greater than 0.01% of their average net assets in shares of other investment companies during the prior fiscal year. We do not expect the level of investments in other investment companies to increase with the inceptions of the new classes. Therefore, no acquired fund fees and expenses need to be disclosed in the fee tables for the new classes.

Comment:

For purposes of the expense example, the new classes should not be considered “new funds” because financial statements have been produced for the funds’ existing class. Therefore, the expense examples for the new classes should be shown for the 1-year, 3-year, 5-year, and 10-year periods. (See Instruction 6 to Item 3 of Form N-1A.)

Response:

For all four new classes, the expense examples will also be shown for the 5-year and 10-year periods.

Comment:

Confirm the period that the expense limitation is applied in calculating the expense example.

Response:

For the Tax-Free High Yield Fund – Advisor Class and Tax-Free Short-Intermediate Fund – Advisor Class, the effect of the expense limitation is not reflected in the full three-year period. The calculation assumes the expense limitation is not renewed and accordingly applies the amount of the expense limitation from August 8, 2012 through June 30, 2015, and assumes the total annual fund operating expenses (absent the few waivers or expense reimbursements resulting from the expense limitation) for the remainder of the periods. For the Summit Municipal Income Fund – Advisor Class and Summit Municipal Intermediate Fund – Advisor Class, the expense example assumes the same operating expenses throughout the periods because these funds are not subject to an expense limitation that must be periodically renewed. Rather, the expense examples for these classes assume the fund’s all-inclusive fee structure with the maximum 12b-1 fee rate for all periods.

Comment:

Form N-1A requires the broad-based securities market indexes shown in the average annual total returns table to include a parenthetical stating that the index reflects no deduction for fees, expenses, or taxes.

Response:

In each of the prospectuses for the new classes, the average annual total returns table showing the performance for the existing class will include a parenthetical for each index presented (other than any Lipper indexes) stating that the index reflects no deduction for fees, expenses, or taxes.

Comment:

For the Tax-Free High Yield Fund – Advisor Class, the benchmark index has changed from that shown in the July 1, 2011 prospectus for the existing class of the Tax-Free High Yield Fund. As a result, the reason for the selection of a different index must be shown.

Response:

It was our intention to show the Barclays 65% High-Grade/35% High-Yield Index as an additional index for the fund and for the Barclays Revenue Municipal Bond Index to remain the fund’s primary benchmark. The average annual total returns table will be revised in our next filing for the new class to display the Barclays Revenue Municipal Bond Index as primary benchmark and the Barclays 65% High-Grade/35% High-Yield Index as an additional benchmark, which will be consistent with that presented in the July 1, 2012 prospectus for the existing class.

Comment:

Please confirm to the Staff the amount of the Tax-Free High Yield Fund that is invested in noninvestment-grade bonds.

Response:

As of June 30, 2012, 30.72% of the fund’s net assets were invested in bonds that were rated noninvestment-grade (i.e., BB or lower) by a credit rating agency or, if not rated, deemed to be noninvestment-grade by T. Rowe Price.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Summit Municipal Funds, Inc.

Vice President, T. Rowe Price Tax-Free High Yield Fund, Inc.

Vice President, T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.